

Bernie Hasbach · 3rd

Inova **Inova**

CFO/COO Inova USA

Boston, Massachusetts · 281 connections · **Contact info**

About

• Entrepreneurial executive with twenty five years of quantifiable achievement.
• Results-oriented leader with extensive experience in direct financial management and operational profitability.
• The most important skill: Common sense with a keen ability for order, structure, and process optimization.
• Holds MBA in finance from NYU (top 3rd finance school in the USA).
• Holds a Bachelors in Actuarial Sciences (Applied Mathematics).
• Taught university courses (finance, information systems).
• Bilingual in Spanish, has lived, studied, and worked in the USA, Mexico, and Chile.
• Two children: Daughter studying at Stanford MSc'21 / MIT Engineering'19; son at MIT Engineering'22.

Specialties:

• Direct Response Media Planning, Buying, and Performance
• In-house and Outsourced In-bound Call Center Operation
• In-house and Outsourced Order Fulfillment
• Budget Development and Management, Financial Projections
• Complex Business & Tax Issues
• Financial and Strategic Planning
• Operations and Financial Analysis
• Financial Statement Generation, Corporate Accounting, and Tax Preparation
• Compliance (Federal, State, and Local)
• Merger/Acquisition Due Diligence
• High-Level Relationship Management
• Contract Review and Negotiation
• Relationship and Team Building
• Training and Mentoring
• Presentation Development / Delivery

Experience



Chief Financial Officer (CFO) and Chief Operating Officer (COO)

Inova

Jan 2007 – Present · 13 yrs 10 mos

Florida, USA

www.Inova.com.mx
www.InovaUS.com

• Create, coordinate, and evaluate the financial data and supporting information systems that include financial statements, budgeting, tax planning, and conservation of assets, as well as ensuring compliance with local, state, and federal requirements for all the companies that belong to the group.

• Personal financial strategy of the Inova Group owners in the USA.

Key achievements:

• IRS Audit result: "...our recent examination of your returns shows no change is necessary... and we have accepted the returns as filed..."

• Received a group of companies with no financial, accounting, or legal structure, overpaying income and sales taxes with fines and penalties. Today, the companies are totally structured and in order (legally and financially).

• Recuperated $73K from the IRS and $35K from the Board of Equalization in California for overpaid income tax and sales tax, respectively.

• Obtained Permanent Resident status for the three owners of Inova Group in the USA.

see less



Vice President of Media

Open English

Jun 2013 – Jun 2014 · 1 yr 1 mo

Miami, Florida

Media Buying, Media Planning, Media Performance Analysis, Traffic Control and Invoicing, Reporting, Negotiations, Budgeting and ensuring correct accounting of Media investment and cash flow, build rapport with Media outlets, manage Media buying agencies. TV and Paid Search for Latin America and Hispanic USA.



CFO / Managing Director in charge of Finance

HasCov LLC

Nov 2003 – Dec 2006 · 3 yrs 2 mos

Florida, USA

• Responsible for the integrity of financial information and systems for the acquired companies: budgeting, forecasting, financial planning and analysis, financial accounting, reporting, human resources, compliance, tax.

• Conduct due diligence on hundreds of companies' financials for investment purposes, identifying underlying risks, deficiencies, and opportunities.

Key achievement: 28% return on capital invested.

see less



Senior Vice President

Banco Nacional de Comercio Exterior, S.N.C. (Bancomext)
May 1990 – Oct 2003 · 13 yrs 6 mos
Chile / New York City / Mexico

• A very successful career for almost 14 years in this Federal Goverment Agency; started as Analyst and was promoted 5 times all the way up to Senior Vice President.

Key achievements:

• Autopista del Aconcagua y del Itata, Chile; October 2000 – October 2003

Sent to Chile for two weeks to receive these two toll roads (190 miles) as payment for a loan (US$340 million) to the bank's customer; ended up staying for three years.

Received the project with a construction advance of 70%, hired a new local administration and brought up two projects in danger of being seized by the Chilean Government into two stable, restructured, finished, refinanced, and income generating toll roads.

Repaid the original loan (US$340 million) to Bancomext and made on top a huge profit.

• Lead the team that managed to collect 3 of the biggest overdue credits granted by Bancomext, for more than US$500 million (10% of the bank's equity).

• As responsible for the corporate banking unit of Bancomext, US$1,150 million in transactions with no overdue credits.

• As Deputy Financial Representative of the New York City office, structured and operated the US$2.5 billion Euro Commercial Paper Program and the US$2.5 billion Euro Medium Term Notes Program.

• Due to performance, was granted a scholarship by Bancomext for foreign studies (MBA NYU) in 1993 (US$100K, room and board included).

• Coordinated the negotiations that enlarged the borrowed amount from US$100 million with four foreign lenders in 1990 to US$4,000 million with more than 100 foreign lenders in 1992.
see less



Internship

Goldman, Sachs & Co. New York City

Oct 1993 – Feb 1994 · 5 mos

Participated in the Capital Markets Group s team that structured Bancomext s $1 billion, ten year global bond (7.1/4% coupon) issued on January of 94.
Trainee in the Euro Bond trading desk, the Brady Bond trading desk, the Fixed Income Sales desk, the Commercial Paper desk, and the Derivatives desk.



Professor of Finance/Information Systems

Universidad Anahuac Mexico

Jan 1990 – Dec 1990 · 12 mos

Professor of Finance/Information Systems, Actuarial Science Faculty.



Systems Analyst and Programmer

Seguros America Mexico

Jul 1988 – May 1990 · 1 yr 11 mos

Analyzed, developed, and implemented the company's Clients, Agents, and Car Insurance Information Systems.

Show fewer experiences ∧

Education



New York University - Leonard N. Stern School of Business
MBA, Finance
2003 – 2004



Instituto Tecnológico Autónomo de México
Diploma, Capital Markets and Investments
1991 – 1991



Universidad Anáhuac
Bachelor in Science, Actuarial Sciences
1985 – 1989